UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

18 January 2017
London

Press Release

Pearson January trading update

We expect to deliver operating profit in line with guidance for 2016, despite a further unprecedented decline in Q4 2016 in our North American higher education courseware business. Our 2016 restructuring program has been delivered in full and the financial benefits are a little higher than planned.

We are today announcing actions to accelerate our digital transition in higher education, to manage the print decline, and to reshape our portfolio.  Our guidance for 2017 reflects continued challenges and uncertainty in the North American higher education courseware market and we no longer expect to reach our prior operating profit goal for 2018. The Board intends to recommend a final dividend of 34p for an overall 2016 dividend of 52p in line with our guidance, but as a result of the factors above we intend to rebase our dividend from 2017 onwards.

2016 results: we expect to report adjusted operating profit and adjusted earnings per share of approximately £630m and 57p, respectively, with revenues down approximately 8% in underlying terms primarily due to weakness in North American higher education courseware. We have continued to manage discretionary cost tightly and are accruing around £55m less than originally planned for our 2016 staff incentive programme, enabling us to report within the guidance range we had previously set.

Other than North American higher education courseware, our businesses have in aggregate performed in line with expectations. Online Program Management, virtual schools and professional certification all continued to grow. As expected US school courseware was impacted by a smaller market and lower participation rate, but benefited from share gains in Open Territories. North American student assessment profits rose slightly despite significant declines in revenue as we offset the impact of contract losses with cost reductions and the benefits of a higher weighting to digital services. In Core, our UK qualifications business is seeing a stabilisation in exam registrations as expected, and our Growth markets have returned to profitability.

The North American higher education courseware market was much weaker than expected. Our net revenues fell 30% during the final quarter resulting in an unprecedented 18% decline for the full year.  We estimate 2% of this decline was driven by lower enrolment, particularly in Community College and amongst older students; 3-4% by an accelerated impact from rental in the secondary market; and approximately 12% due to an inventory correction in the channel reflecting the cumulative impact of these factors in prior years.

2017 actions: Whereas we had previously anticipated a broadly stable North American higher education courseware market in 2017, we now assume that many of these downward pressures will continue. We are the market leader in US Higher Education and will use that leadership to accelerate our shift to digital and maximise the value of our stand-alone text offerings with the following actions:

1.   We are accelerating work to simplify our product technology platform and enhancing our courseware service capabilities with £50m of additional investment, which will remove barriers to faster product innovation, accelerate our product roadmap by two years and drive faster adoption of institution-wide Digital Direct Access for Pearson courseware.
2.   We are increasing our participation in the courseware rental market, by:
a.   reducing eBook rental prices by up to 50% across 2,000 titles  - making digital rental the best option for price-conscious students.
b.   launching our own print rental program, piloting with an initial group of 50 titles made available through Pearson's approved rental partners, ensuring Pearson is paid more often for the usage of our courseware. If successful we will scale this program rapidly.

Reshaping our portfolio: we are additionally announcing the following actions to reshape our portfolio and capital structure:

1.   With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, we intend to issue an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann in the contractual window, with a view to selling our stake or recapitalising the business and extracting a dividend.
2.   We will use proceeds from this action to maintain a strong balance sheet; invest in our business; and return excess capital to shareholders whilst retaining an investment grade credit rating.
3.   We will propose a final dividend of 34p for an overall 2016 dividend of 52p in line with 2015 and our guidance.  For 2017 we intend to rebase our dividend to reflect portfolio changes, increased investment, and our
       2017 earnings guidance.
4.   We will continue to reduce our exposure to large scale direct delivery services and focus on more scalable online, virtual, and blended services, across our portfolio.

Outlook: The challenges we have faced during 2016 mean we begin 2017 with a base level of underlying profitability that is around £180m lower than we had expected in early 2016. Our preliminary guidance range is for operating profit in 2017 of £570m to £630m, driving adjusted earnings per share of 48.5p to 55.5p.  This is based on our existing portfolio, a 2017 net interest charge of £74m, a tax rate of 20% and exchange rates on 31 December 2016.

This guidance is based on assumptions incorporating further declines in enrolment and other pressures in the North American higher education courseware market in 2017. The top of the range implies that this is offset as the impact of the 2016 inventory correction at key channel partners partially unwinds resulting in net revenue growth in our North American higher education courseware business of approximately 1%. The bottom of our guidance range assumes that inventory levels continue to fall resulting in a 7% net revenue decline. The rest of business is expected to perform broadly in line with trends seen in 2016.

We are withdrawing our operating profit goal for 2018 reflecting portfolio changes and challenging and uncertain markets.

Conference call:  We will hold a conference call for analysts at 8.30am on Wednesday, 18 January to present our headline plans.  We will provide further detail on our strategy and our key financial assumptions at our preliminary results presentation in February.

Full Year results: Pearson will report its preliminary results on 24 February 2017.

Pearson's chief executive John Fallon said:

"The education sector is going through an unprecedented period of change and volatility.  We have already taken significant steps on restructuring, reducing our cost base by £375m last year.

"However our higher education business declined further and faster than expected in 2016.

"So we are taking more radical action to accelerate our shift to digital models, and to keep reshaping our business."

Pearson's chairman Sidney Taurel said:

"We are facing difficult trading conditions in our largest business as we transition to digital, but as a Board, we are confident that the plan announced today will allow the company to navigate these conditions and build on its leading position in higher education."

Details for 08:30am Analyst and Investor conference call:

Direct DDI (s) for Participant Connection:
UK Toll Number: +44 (0) 2031394830
UK Toll-Free Number: +44 (0) 8082370030

Participant Pin Code:
22731571#

Audience URL:
http://event.onlineseminarsolutions.com/r.htm?e=1349503&s=1&k=7513634C3144277BB35C4CC21CF7066D

Details for 10:15am Media conference call:

Direct DDI (s) for Participant information:
UK Toll Number: +44 (0) 2031394830
UK Toll-Free Number: +44 (0) 8082370030

Participant PIN code:
42719821#

URL for international dial in numbers:
http://events.arkadin.com/ev/docs/NE_FEL_Events_International_Access_List.pdf
Our strategy

Pearson is the world's learning company, with world-class capabilities in educational courseware and assessment, based on a strong portfolio of products and services, powered by learning technology.  We believe that our strategy of combining these core capabilities with related services that enable our partners to scale online, reaching more people and ensuring better learning outcomes, will provide Pearson with a larger market opportunity, a sharper focus on the fastest-growing education markets and stronger financial returns.

To focus on this opportunity we have made significant portfolio and management changes, completed a significant restructuring which will exceed its objective of £350m of cost savings in 2017, embarked on a broad-based simplification programme and continued to invest around £700m per year in our portfolio of products and services.

This statement contains inside information.

Ends
For more information
T + 44 (0)20 7010 2310
Investors: Tom Waldron
Press: Brendan O'Grady

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 January 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary